March 31, 2009

Ms. Kristi Marrone

United State Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

RE: Raines Lenders LP Form 10-Q for the quarter ended March 31, 2008 File No. 0-18523

Dear Ms. Marrone:

In response to your letter dated January 30, 2009 to Michael A. Hartley, Chief Financial Officer of Raines Lenders, we are submitting this correspondence which includes our draft of Amendment No. 1 on Form 10-Q/A for the quarter ended March 31, 2008 which address items 3, 4, and 5 in your letter.

In response to item 2 in the above mentioned letter, the Registrant will restate the property tax refunds in the financial statements to property tax retunds expense with a credit balance in the Form 10-K for the year ending December 31, 2008.

Pursuant to your letter, on behalf of Raines Lenders LP, I hereby acknowledge that: o

  Raines Lenders LP is responsible for the adequacy and accuracy of the disclosure in its 2008 Form 10-Q/A for the quarter ended March 31, 2008;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to Raines Lenders LP's 2008 Form 10-Q; for the quarter ended March 31, 2008 and
  Raines Lenders LP may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please review this document and let me know if these changes satisfy the requirements in your letter. If you find this Amended Form 10-Q/A sufficient, I will make similar changes to the Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008. I appreciate your help with this matter. Thank you.

Mary Anne Collins

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

(Amendment No. 1)

(Mark One)
[X]	Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the period ending March 31, 2008
[ ]	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _____________

Commission File Number: 33-26327

RAINES LENDERS, L. P.

(Exact name of Registrant as specified in its charter)

Delaware	62-1375240
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification)

3310 West End Avenue, Suite 490, Nashville, TN 37203

(Address of principal executive offices)

(615) 292-1040(Registrant's telephone number, including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934  during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for at least the past 90 days. Yes X No

Transitional Small Business Disclosure Format (Check One) Yes No X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

EXPLANATORY NOTE

We are filing this Amendment No.1 on Form 10-Q/A to Raines Lender LP. Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 in response to comments received by us from the Securities and Exchange Commission's staff pursuant to its review of our Form 10-Q. We have amended our Form 10-Q for the quarter ended March 31, 2008 to i) disclose our plans to revise the classification of the property tax refunds as revenue in future filings, ii) modify the language in Item 4 - Controls and Procedures to state that the Company's disclosure controls and procedures were not effective as of the end of the period covered by the report and iii) to correct the wording in paragraph 4 of both certifications 31.1 and 31.2. Except as set forth in this Amendment No. 1 on Form 10-Q/A, the other Items in the Initial Filing remain unchanged and are not restated herein. This Amendment No. 1 continues to reflect circumstances as of the date of the initial filing and the Company has not updated the disclosures contained therein to reflect events that occurred at a later date.

PART 1. FINANCIAL INFORMATION

RAINES LENDERS, L.P.
(A Delaware Limited Partnership)

FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 and 2007
(Unaudited)

INDEX

PART I. FINANCIAL INFORMATION
Item 1. Financial Statements
Balance Sheets as of March 31, 2008 and December 31, 2007
Statements of Operations for the three months ended March 31, 2008 and 2007
Statements of Cash Flows for the three months ended March 31, 2008 and 2007
Notes to Financial Statements for the three months ended March 31, 2008 and 2007
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Item 3 Controls and procedures
PART II. OTHER INFORMATION
Item 6. Exhibits
Signatures

RAINES LENDERS, L.P.
(A Limited Partnership)
BALANCE SHEETS
(Unaudited)
	March 31, 2008	December 31, 2007
ASSETS

Cash	$14,508	$14,287
Restricted cash	146,313	146,313
Land and improvements held for sale	1,817,986	1,817,986

Total Assets	1,978,807	1,978,586

LIABILITIES AND PARTNERS' EQUITY

Due to affiliate	553,838	749,669
Accounts payable	48,177	24,548
Propery tax payable	59,008	110,142
Note payable to bank	289,199	300,205

Total Liabilities	950,222	1,184,564
Partners' equity:

Limited partners, 5,625 units outstanding	1,028,585	794,022
General partner

Total partners' equity	$1,028,585	794,022

Total liabilities and partners' equity	$1,978,807	$1,978,586

See accompanying notes to financial statements.

RAINES LENDERS, L.P.
(A Limited Partnership)
STATEMENTS OF OPERATIONS
(Unaudited)

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
Revenue:
Property tax refund	$273,615	$0
Total revenues	273,615	0

Expenses:

State tax expense	5,016	1,870
Property tax expense	(34,741)	42,079
Management fees	2,250	2,250
Legal, accounting, & consulting fees	43,816	8,094
Office administration expense	989	1,099
Interest Expense	21,722	28,011

Total Expenses	39,052	83,403

Net income (loss)	$234,563	(83,403)

See accompanying notes to financial statements.

RAINES LENDERS, L.P.
(A Limited Partnership)
STATEMENTS OF CASH FLOWS
(Unaudited)
	Three months ended	Three months ended
	March 31, 2008	March 31, 2007
Cash flows from operating activities:

Net Income (loss)	$234,563	$(83,403)
Adjustments to reconcile net loss to net cash from operating activities:

(Decrease)/increase in due to affiliates	(195,831)	38,419
(Decrease)/increase in accounts payable	23,629	5,500
(Decrease)/increase in property taxes payable	(51,134)	42,089

Net cash from operating activities	11,227	2,605

Cash flows from financing activities
Note payable to bank	(11,006)	(4,717)

Net cash from financing activities	(11,006)	(4,717)

Net decrease in cash	221	(2,112)

Cash at beginning of period	14.287	2,456
Cash at end of period	14,508	$344

Cash payments - interest	$37,678	$11,436

See accompanying notes to financial statements.

RAINES LENDERS, L.P.
(A Limited Partnership)
NOTES TO THE FINANCIAL STATEMENTS
For the Three months Ended March 31, 2008 and 2007
(Unaudited)

A. ACCOUNTING POLICIES

The unaudited financial statements presented herein have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America. These statements should be read in conjunction with the financial statements and notes thereto included in the Partnership's Form 10-K for the year ended December 31, 2007. In the opinion of management such financial statements include all adjustments, consisting only of normal recurring adjustments, necessary to summarize fairly the Partnership's financial position and results of operations. The results of operations for the three-month period ended March 31, 2008 may not be indicative of the results that may be expected for the year ending December 31, 2008.

B. RELATED PARTY TRANSACTIONS

The General Partner and its affiliates have been actively involved in managing the Partnership. Affiliates of the General Partner receive fees for performing certain services. Expenses incurred for these services are disclosed below. The Registrant has loans from affiliates of the general partners. The loans are funds transferred to provide liquidity, for the accrual of payments of services provided and for interest accrued on these notes. These loans are documented with notes that bear interest at a rate of 10% and are payable on demand.

		For the three months ended March 31,
Statement of operations		2008	2007

Management fees		$2,250	$2,250
Accounting fees		2,594	2,594

Balance sheet	Note for liquidity	Note for services	Accrued interest	Total

Balance at December 31, 2007	$588,000	$10,375	$151,294	749,669
Additional loans made in 2008		2,594	30,663	33,257
Repayments	(50,000)	-	(167,250)	(218,250)

Balance at March 31, 2008	$538,000	$12,969	$14,707	553,838

C. COMPREHENSIVE INCOME (LOSS)

During the three-month periods ended March 31, 2008 and 2007, the Partnership had no components of other comprehensive income (loss).  Accordingly, comprehensive income (loss) for each of the periods was the same as net income (loss).

RAINES LENDERS, L.P.
(A Limited Partnership)
NOTES TO THE FINANCIAL STATEMENTS
For the Three months Ended March 31, 2008 and 2007
(Unaudited)

D. LIQUIDITY

The Partnership has suffered recurring losses from operations. At March 31, 2008, the Partnership had unrestricted cash of $14,508 and liabilities to non-affiliated entities of $396,384. The cash is insufficient to fund ongoing operations. The Partnership owns assets with a net book value of $1,987,807 and has liabilities of $950,222. If funds are not sufficient to fund operations in 2008, the General Partner will defer the collection of fees for certain affiliated expenses and will provide advances until cash becomes available.

E. IMPAIRMENT

Land and improvements held for sale are reported at the lower of the carrying value or estimated fair value less estimated costs to sell (Fair Value). To determine the Fair Value, management estimates the future discounted net cash flows using a discount rate commensurate with the risk associated with the property. If this land is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated Fair Value. Inherent in the calculation of future discounted net cash flows are certain significant management judgments and estimates including, among others, liquidation period, discount rate, selling price, and costs to sell, which significantly impact the estimated Fair Value.

F. NOTE PAYABLE

On March 31, 2008, the Partnership held a term loan to a bank of $289,199 which bears interest at prime rate + .50% with a floor of 4.25% and a ceiling of 21.0% (5.63% at March 31, 2008). The 175 acres of land and improvements held for sale serve as collateral for the loan. The general partners of 222 Raines, Ltd., the Registrant's General Partner, have personally guaranteed the note. The term loan from the bank is due on June 30, 2008. Principal and interest payments are $5,384 per month until June 30, 2008. The aggregate maturities of long-term debt subsequent to March 31, 2008 are $289,199 in 2008.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Quarter Ended March 31, 2008.

The Registrant had no land sales during the first three months of 2008 or 2007. Operating expenses of the Registrant are comparable with prior quarters except for property taxes. During the first quarter of 2008, the city of Memphis and Shelby county agreed to adjust the property tax values of the property. This adjustment resulted in a refund of property tax of $273,615. Approximately $260,000 in refunds was received subsequent to March 31, 2008. The General Partner believes that substantially all property tax refunds have been received and tax appraisals have been resolved although the Partnership is still in discussions with the taxing authorities to finalize the amounts. Management revised its estimate of property taxes payable at March 31, 2008 resulting in a negative property tax expense of $34,741 for the first quarter of 2008.

Financial Condition and Liquidity

The Partnership has suffered recurring losses from operations. At March 31, 2008, the Partnership had unrestricted cash of $14,508 and liabilities to non-affiliated entities of $396,384. The cash is insufficient to fund ongoing operations. The Partnership owns assets with a net book value of $1,987,808 and has liabilities of $950,222. If funds are not sufficient to fund operations in 2008, the General Partner will defer the collection of fees for certain affiliated expenses and will provide advances until cash becomes available.

Critical Accounting Policies

Land and improvements held for sale are reported at the lower of the carrying value or estimated fair value less estimated costs to sell (Fair Value). To determine the Fair Value, management estimates the future discounted net cash flows using a discount rate commensurate with the risk associated with the property. If this land is considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated Fair Value. Inherent in the calculation of future discounted net cash flows are certain significant management judgments and estimates including, among others, liquidation period, discount rate, selling price, and costs to sell, which significantly impact the estimated Fair Value.

Contractual Obligations and Commitments

At March 31, 2008, the Partnership has no capital lease obligations, operating leases, or unconditional purchase obligations. The Partnership does not enter into derivative transactions. The partnership has a $289,199 term loan from a bank at March 31, 2008. The terms of the note agreement include the interest rate which is prime +.50%, with a floor of 4.25% and a ceiling of 21% (5.63 at March 31, 2008). Principal and interest payments are $5,384 per month until June 30, 2008. The General Partners have personally guaranteed the note. The aggregate maturities of long-term debt are $289,199 in 2008.

At March 31, 2008 and 2007, the Partnership had a cash balance of $ 146,313 restricted by the City of Memphis to be used to fund property improvements, consisting of road and utility work. This restricted cash secures a letter of credit in the same amount to ensure the required developments are made. The Partnership may also borrow from the General Partner in order to meet cash flow needs and may have amounts payable to the General Partner for management fees or other services. At March 31, 2008, the Partnership had borrowings from the General Partner totaling $553,838. Transactions with the General Partner and affiliates are discussed in Note B to the financial statements.

Item 4. Controls and Procedures

The Registrant maintains "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed by the Registrant in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management including the Registrant's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. The General Partners' of the Registrant have designed the Registrant's disclosure controls and procedures. After receiving comments from the Securities and Exchange Commission, the General Partners' of the Registrant evaluated the disclosure controls and procedures. The General Partners's assessment was based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The General Partners' recognize that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable assurance of achieving the desired control objectives, and the Registrant necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The General Partners', including its principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of its disclosure controls and procedures in December 2008, and concluded that the disclosure controls and procedures were not effective, as the comments from the Securities and Exchange Commission revealed disclosure omissions. The General Partners' intend to remediate the disclosure control deficiencies in the future by providing better training for the accounting staff.

There have been no significant changes in the Registrant's internal controls over financial reporting during the fiscal quarter or in other factors that could significantly affect, or are reasonably likely to materially effect, internal control over financial reporting subsequent to the date of their evaluation.

Part II. OTHER INFORMATION

INDEX

Item 6. Exhibits and reports on Form 8-K

(a) Exhibits

Exhibit Number	Description
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Steven D. Ezell, general partner of 222 Raines, Ltd., General Partner of Raines Lenders, L.P. on January 15, 2009.
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Michael A. Hartley, general partner of 222 Raines, Ltd., General Partner of Raines Lenders, L.P. on January 15, 2009.
32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Steven D. Ezell and Michael A. Hartley, general partners of 222 Raines, Ltd., General Partner of Raines Lenders, L.P. on January 15, 2009.

(b) The Registrant has not filed a Form 8-K during the three-month period ending March 31, 2008.

exhibit

RAINES LENDERS, L. P.
CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
CERTIFICATE OF CHIEF EXECUTIVE OFFICER
Exhibit 31.1

I, Steven D. Ezell, certify that:

  I have reviewed this quarterly report on Form 10-Q/a of Raines Lenders, L.P.

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;

    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparaation of financial statements for external purposes in accordance with general accepted accounting principles;

    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of this period covered by this report based on such evaluation; and

    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

    All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Raines Lenders, L.P.
	By:	222 Raines, Ltd.
Date: January 15, 2009		By:	Steven D. Ezell
general partner

Exhibit

RAINES LENDERS, L. P.

CERTIFICATION PURSUANT TO
SECTION 302 OF
THE SARBANES-OXLEY ACT OF 2002
CERTIFICATE OF CHIEF FINANCIAL OFFICER
Exhibit 31.2

I, Michael A. Hartley, certify that:

  I have reviewed this quarterly report on Form 10-Q/a of Raines Lenders, L.P.

  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have;

    Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparaation of financial statements for external purposes in accordance with general accepted accounting principles;

    Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of this period covered by this report based on such evaluation; and

    Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function);

    All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Raines Lenders, L.P.
	By:	222 Raines, Ltd.
Date: January 15, 2009		By:	Michael A. Hartley
general partner

exhibit

RAINES LENDERS, L. P.
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Exhibit 32.1

In connection with the Report of Raines Lenders, L. P. on Form 10-Q for the quarter ended March 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Raines Lenders, L.P.
	By:	222 Raines, Ltd.
Date: January 15, 2009		By:	Steven D. Ezell
general partner

Date: January 15, 2009	By:	Michael A. Hartley
general partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

.	RAINES LENDERS, L.P.
By: 222 RAINES LTD.
General Partner
Date: January 15, 2009	By: /s/ Steven D. Ezell
general partner
By: 222 PARTNERS, INC.
general partner
Date: January 15, 2009	By: /s/ Michael A. Hartley
Vice President